Exhibit 19.1

Policy Against Insider Trading

of Ferrellgas, Inc.,

as the general partner of Ferrellgas Partners, L.P.

Purpose of the Policy Against Insider Trading

In the course of performing your duties for Ferrellgas, Inc. (the “Company”), both as an independent Delaware corporation and in the Company’s capacity as the general partner of Ferrellgas Partners, L.P. (the “Partnership”), you may come into possession of material nonpublic information about the Company, the Partnership, Ferrellgas, L.P. (“OpCo”), or a company with which any of the foregoing do business (a “Business Counterparty”). This material nonpublic information is Company “property” that has been entrusted to you for use solely in connection with Company business. Federal and state securities laws and Company policy prohibit you from seeking to profit (or to avoid a loss) from your access to material nonpublic information by buying or selling any securities issued by the Partnership (including Class A or Class B common units, “MLP Units”), any securities issued by OpCo (including preferred units, “OpCo Units”), or any securities issued by a Business Counterparty (collectively, “Covered Securities”) yourself and from passing on such information to others to enable them to profit (or to avoid a loss) by trading in Covered Securities. In addition to having serious legal ramifications, the foregoing prohibited activities would seriously undermine and damage the Company’s reputation for integrity and ethical conduct. For these reasons and others, the Company has adopted this Policy Against Insider Trading (this “Policy”).

Liability under Federal Law for Insider Trading

Insider trading is a crime. Moreover, insider trading by a Company officer, director or employee exposes that person and the Company (and, possibly, other Company employees) to significant civil liability. Federal law imposes severe civil liability and fines and criminal penalties on persons engaged in insider trading, including the following:

●	Civil fines of up to three (3) times the amount of the profits realized or losses avoided and possible injunctions against future violations;
●	Criminal penalties for willful violations of up to $1 million, ten (10) years in prison, or both;
●	Civil liability to third parties who traded in Covered Securities at the time that the director, officer or Covered Employee (defined below) traded while in possession of the material nonpublic information; and
●	Civil liability to the Company for the amount of the profits realized or losses avoided.

The Company and certain other controlling persons (such as supervisory personnel) may also be at risk under the federal insider trading laws because they may, among other things, face penalties of up to the greater of $1,000,000 or three (3) times the profits made (or losses avoided) by the trader if they recklessly failed to take preventive steps to prevent insider trading by Company personnel. The Securities and Exchange Commission (the “SEC”) and the exchanges upon which Covered Securities trade use sophisticated electronic surveillance techniques to uncover insider trading. The SEC and the Department of Justice pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares or other securities. This Policy is one of the preventative steps the Company has taken, and will continue to take, to prevent insider trading by Company officers, directors and other Covered Persons.

What is “Insider Trading”

Generally speaking, a person is involved in insider trading if that person trades (i.e., buys or sells) Covered Securities while in possession of “material nonpublic information” concerning the issuer of those securities. A person is also involved in insider trading if the person discloses material nonpublic information to another person who uses that information to trade in Covered Securities. A person does not have to make a profit in the trade to be guilty of insider trading. Using material nonpublic information to avoid or minimize a loss is also insider trading.

What is “Material Nonpublic Information”

“Material nonpublic information” is any information concerning the Company, the Partnership, OpCo, any of their respective subsidiaries, or a Business Counterparty, which is not publicly known and which a reasonable investor would consider important in deciding whether to buy, sell, or hold the Company’s, the Partnership’s, or a Business Counterparty’s securities. It includes any information which, if publicly disclosed, could be expected to affect the price of the Company’s, the Partnership’s, OpCo’s, or a Business Counterparty’s securities. As a general rule, if you learn of nonpublic information that prompts you to want to buy or sell the Company’s, the Partnership’s, OpCo’s, or a Business Counterparty’s securities, that information is probably “material” information. For example, if you learned that the Company, the Partnership, or OpCo was about to enter into a very important contract with a Business Counterparty that had not been publicly announced, you would be in possession of material nonpublic information, and you should not trade in the Company’s, the Partnership’s, OpCo’s, or that Business Counterparty’s securities. Similarly, you would possess material nonpublic information if you learned what the Company’s, the Partnership’s, or OpCo’s earnings were going to be for a particular period before the Company, the Partnership, or OpCo released those earnings to the public. When in doubt, you should error on the side of treating the information as being material nonpublic information.

If you are unsure whether information in your possession constitutes material nonpublic information, you should contact Company’s General Counsel at (816) 368-5524.

Trading Policy

The Company’s general policy is that you may not:

●	trade MLP Units or OpCo Units while in possession of material nonpublic information;
●	make any unauthorized disclosure (i.e., no “tipping”) of any material nonpublic information to any other person;
●	speculate in the MLP Units or OpCo Units by “in-and-out” trading or by engaging in short sales or trades in puts, calls or other options on or derivative securities based on the MLP Units or OpCo Units; all investments in MLP Units or OpCo Units should be on a “buy and hold” basis; or
●	trade in any security of any Business Counterparty (such as suppliers and customers) while in possession of material nonpublic information concerning that Business Counterparty that was obtained during the course of performing your duties for the Company.

Who is Covered by the Policy

This Policy applies to all officers and directors of the Company and all Company employees who have or may have access to material nonpublic information (“Covered Persons”) and any person or company that they control. Officers, directors and Covered Persons are responsible for ensuring that the members of their own respective immediate families and households abide by the terms of this policy since family members are considered by law to be “insiders.”

General Trading Guidance and Blackout Periods

The period directly before public disclosure of the Partnership’s financial results for a quarter or fiscal year-end is a particularly sensitive period of time from the perspective of compliance with insider trading laws. Accordingly, the Company has determined that “blackout periods” will apply during the period of time (i) commencing on the 16th day of the last month of each fiscal quarter, and (ii) ending at the close of the second full trading day following the date and time of public disclosure of financial results for the applicable fiscal quarter or year. The Company or the General Counsel may institute additional blackout periods at any time by communicating the same to Covered Persons. Covered Persons are prohibited from trading in MLP Units and OpCo Units during any blackout period.

Generally, the Company expects that trading by Covered Persons will be permitted when no blackout period is in effect and such Covered Persons are not in possession of material nonpublic information. This means that Covered Persons can usually trade during the period beginning on the third trading day following the date and time of public disclosure of the Partnership’s quarterly or annual financial results (i.e., if the Company releases the Partnership’s earnings on a Monday pre-market open, the “window” would begin on Wednesday) and ending on the day that the next blackout period begins. However, even during this permitted trading window, Covered Persons who are in possession of material nonpublic information may not trade in Covered Securities until such information has been made publicly available or is no longer material. Further, certain Covered Persons are subject to additional pre-clearance procedures described below.

The only exceptions to the foregoing trading limitations are (i) such exceptions as may be approved by the General Counsel after review and consultation with the appropriate parties as determined by the General Counsel in accordance with law, (ii) trading pursuant to a pre-arranged trading plan that complies with SEC Rule 10b5-1 and that has been approved by the General Counsel; and (iii) certain non-market transactions where the Company, the Partnership, or OpCo is the only other party to the transaction.

Because these time periods described above are illustrative guidelines, we strongly suggest that you contact the General Counsel prior to commencing any trading activity in Covered Securities.

Pre-Clearance Procedures; Notice of Trades

Because directors and executive officers (together with such other persons identified by the General Counsel from time to time, “Company Insiders”) are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading in Covered Securities, even during the permitted trading windows described above, until they have pre-cleared their proposed transactions as described in this section. Subject to the exemption below, no Company Insider may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Covered Security at any time without first providing the General Counsel with relevant details regarding the nature of the proposed transaction (e.g. number of securities to be bought, sold or transferred) and obtaining prior approval from the General Counsel. These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control. Unless revoked, a grant of permission will normally remain valid until the close of trading five business days following the day on which it was granted. If the transaction does not occur during the five-business day period, pre-clearance of the transaction must be re-requested.

Pre-clearance is not required for purchases and sales of securities under an approved Rule 10b5-1 Plan once the applicable cooling-off period has expired. No trades may be made under a Rule10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under a Rule 10b5-1 Plan, the third party effecting transactions on behalf of the Company Insider should be instructed to send duplicate confirmations of all such transactions to the General Counsel.

Directors, Executive Officers and Equity Holders of Greater Than 10%

If you are a director, executive officer or person directly or indirectly holding more than 10% of any MLP Units or OpCo Units (a “Section 16 Insider”), you must comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The practical effect of these provisions is that Section 16 Insiders who purchase and sell MLP Units or OpCo Units in certain transactions within a six-month period are required to disgorge all profits to the Company whether or not they had knowledge of any material non-public information. Section 16 Insiders are initially required to disclose their holdings 10 days after becoming one of the aforementioned insiders. Section 16 Insiders are required to report subsequent transactions electronically with the SEC before the end of the second business day following the day on which the subject transaction was executed.  Directors and executive officers must pre-clear transactions in MLP Units or OpCo Units as described above. The Company will use its reasonable best efforts to assist such persons with satisfying applicable SEC reporting requirements. In addition, sales of Class A MLP Units by directors and executive officers are required to be made in accordance with Rule 144 under the Securities Act of 1933, as amended.

Violation of Policy

Violation of this Policy could subject you to civil and, possibly, criminal liability (including potential liability to the Company). Any person who violates this Policy will be subject to disciplinary action by the Company, up to and including termination of employment by the Company.

SEC Rule 10b5-1 Compliance

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under certain circumstances. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Covered Securities that meet certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Covered Securities may occur even when the person who has entered into the plan is aware of material nonpublic information. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the General Counsel and meet the requirements of Rule 10b5-1.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required under this Policy.

Interpretation and Amendments

The General Counsel is authorized to interpret this Policy on behalf of the Company in its capacity as the general partner of the Partnership and to apply its terms to specific situations in which questions arise. The General Counsel is further authorized to take all such actions he or she may consider necessary or advisable to administer this Policy. The prior exercise of discretionary authority by a General Counsel shall not obligate him, her or any other General Counsel to exercise such discretionary authority in a like fashion thereafter. In addition, the Company is authorized to amend or modify this Policy from time to time.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s General Counsel, who is the compliance officer under this Policy.